

**CARII, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2019 and 2018

**CARII, INC.**

Years Ended December 31, 2019 and 2018

Table of Contents





A Professional Limited Liability Company

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Carii, Inc.
Pilesgrove, New Jersey

We have reviewed the accompanying financial statements of Carii, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

### Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, relies on outside funding, has operational cashflow deficits, and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Fruci & Associates II, PLLC*

Spokane, Washington

November 20, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**CARII, INC.**
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Assets |  |  |
| Current assets |  |  |
| Cash and cash equivalents | $ 917 | $ 2,327 |
| Accounts receivable, net | 14,531 | 14,181 |
| Deposits & other receivables | 5,850 | 2,263 |
| Total current assets | 21,298 | 18,771 |
|  |  |  |
| Software platform | 334,186 | 167,488 |
| Total assets | $ 355,484 | $ 186,259 |
|  |  |  |
| Liabilities and stockholders' equity |  |  |
| Current liabilities |  |  |
| Accounts payable and accrued expenses | $ 102,915 | $ 113,249 |
| Accrued interest | 645,299 | 497,854 |
| Notes payable, current portion | - | 35,000 |
| Convertible notes payable, current portion | 245,000 | 245,000 |
| Related party notes payable, current portion | 2,819,060 | 2,498,415 |
| Total current liabilities | 3,812,274 | 3,389,518 |
|  |  |  |
| Convertible notes payable, noncurrent portion | 60,000 | 25,000 |
| Related party notes payable | - | 50,000 |
| Total non-current liabilities | 60,000 | 75,000 |
|  |  |  |
| Total liabilities | 3,872,274 | 3,464,518 |
|  |  |  |
| Commitments and contingencies | - | - |
|  |  |  |
| Stockholders' equity |  |  |
| Common stock, 100,000 shares issued and outstanding at December 31, 2019 and 2018 | 1,000 | 1,000 |
| Additional paid-in capital | 193,704 | 193,704 |
| Accumulated Deficit | (3,711,494) | (3,472,963) |
| Total stockholders' equity | (3,516,790) | (3,278,259) |
| Total liabilities and stockholders' equity | $ 355,484 | $ 186,259 |

See independent accountants' review report and accompanying notes to the financial statements.

**CARII, INC.**

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | 2019 | 2018 |
|---|---|---|
| Sales, net | $ 175,258 | $ 221,711 |
| Operating expenses | | |
| Professional Fees | 36,107 | 88,363 |
| Payroll and payroll related expenses | 73,194 | 76,195 |
| General & Administrative Expenses | 58,289 | 36,802 |
| Auto Expense | 8,950 | 8,197 |
| Bad Debt Expense | 4,500 | 39,523 |
| Travel Expenses | 3,973 | 5,857 |
| Rent | 1,233 | 11,876 |
| Total operating expenses | 186,246 | 266,813 |
| Loss from operations | (10,988) | (45,102) |
| Other expenses | | |
| Interest expense | 227,543 | 391,773 |
| Total other expenses | 227,543 | 391,773 |
| Net loss before income taxes | (238,531) | (436,875) |
| Provision for income taxes | - | - |
| Net loss | $ (238,531) | $ (436,875) |

See independent accountants' review report and accompanying notes to the financial statements.

**CARII, INC.**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Earnings (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance on December 31, 2017** | 100,000 | 1,000 | 193,704 | (3,036,088) | (2,841,384) |
| Net income (loss) | - | - | - | (436,875) | (436,875) |
| **Balance on December 31, 2018** | 100,000 | 1,000 | 193,704 | (3,472,963) | (3,278,259) |
| Net income (loss) | - | - | - | (238,531) | (238,531) |
| **Balance on December 31, 2019** | 100,000 | 1,000 | 193,704 | (3,711,494) | (3,516,790) |

See accountants' review report and accompanying notes to the financial statements.

4

## CARII, INC.
### STATEMENTS OF CASH FLOWS
### For the Years Ended December 31, 2019 and 2018
### (unaudited)

|  | 2019 | 2018 |
|---|---|---|
| **Cash flows from operating activities** |  |  |
| Net loss | $ (238,531) | $ (436,875) |
| Adjustments to reconcile net income to net cash |  |  |
| provided by operating activities: |  |  |
| Bad debt expense | 4,500 | 39,523 |
| Costs of officer advances | - | 239,960 |
| Changes in operating assets and liabilities: |  |  |
| Accounts receivable | (4,850) | 53,652 |
| Deposits | (3,587) | 10,526 |
| Accounts payable | (10,334) | (12,324) |
| Accrued interest | 147,445 | 151,156 |
| Net cash used by operating activities | (105,357) | 45,618 |
|  |  |  |
| **Cash flows from investing activities** |  |  |
| Capitalized software development costs | (166,698) | (167,488) |
| Net cash provided by financing activities | (166,698) | (167,488) |
|  |  |  |
| **Cash flows from financing activities** |  |  |
| Proceeds from issuance of convertible notes | - | 45,000 |
| Proceeds from related party advances | 328,240 | 119,433 |
| Repayments of related party advances | (57,595) | (79,540) |
| Proceeds from issuance of notes payable | - | 35,000 |
| Net cash provided by financing activities | 270,645 | 119,893 |
|  |  |  |
| Net decrease in cash and cash equivalents | (1,410) | (1,977) |
| Cash and cash equivalents, beginning | 2,327 | 4,304 |
| Cash and cash equivalents, ending | $ 917 | $ 2,327 |
|  |  |  |
| **Supplemental cash flow information:** |  |  |
| Cash paid during the period for: |  |  |
| Interest | 77,193 | 570 |
| Income taxes | - | - |

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Carii, Inc. ("the Company") was incorporated on April 16, 2014 under the laws of the Delaware, and is headquartered in Pilesgrove, New Jersey. The Company is dedicated to designing a seamless community platform enabling interaction, collaboration, social commerce, and knowledge sharing through organic ecosystem technology.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue from hosted software-as-a-service (SaaS) applications, support and maintenance services, and other professional development services. Revenue is recognized for SaaS applications as services are performed and as specific agreed-upon project milestones are completed.  Support and maintenance services are recognized as those services are performed, typically on a monthly basis.  Other development services are recognized as completed at agreed-upon prices. Any amounts received prior to recognition are recorded as deferred revenue.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

<u>Accounts Receivable and Allowance for Uncollectible Accounts</u>

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company recorded an allowance of $105,523 and $105,523, respectively, for uncollectible accounts.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.  As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

|  | 2019 | 2018 |
| --- | --- | --- |
| Deferred tax asset: | | |
| Net operating loss carryforward | $ 880,000 | $ 750,000 |
| Total deferred tax asset | 880,000 | 750,000 |
| Valuation allowance | (880,000) | (750,000) |
| Deferred tax asset, net | $ - | $ - |

Equity-Based Compensation

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period during which services are rendered.

Software Development Costs

In accordance with ASC 985-20-25 - Costs of Software to Be Sold, Leased, or Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. Total capitalized software development costs during the years ended December 31, 2018 and 2019 were $167,488 and $166,698, respectively. The software costs that have been capitalized relate directly to the Company's internal development of its back-end software platform.

No amortization expense of the software development costs has been recognized as of December 31, 2018 or 2019, given that the software has not yet been released to the general public.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards.  ASU 2018-07 impacts all entities that issues awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations.  ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

## NOTE 2 – GOING CONCERN & RISKS/UNCERTAINTIES

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $4.05 million, has an operational cashflow deficit, and relies on outside funding to continue its business which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable operations, and its ability to generate positive operational cash flow. The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.  The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a global pandemic by the World Health Organization.  Our business plans have not been significantly impacted by the COVID-19 outbreak, however, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020.

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated.  Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019 and 2018, the Company has not accrued or incurred any amounts for litigation matters.

## NOTE 3 – RELATED PARTY TRANSACTIONS

Beginning in 2016, and continuing during the years ended December 31, 2019 and 2018, the Company's CEO advanced funds for operations. These advances bear interest at a rate of 6% per annum and are made as part of a demand note with the CEO, and do not have financial covenants or a maturity date and can be called as being due and payable with 30 days written notice. At December 31, 2019 and 2018, the amount of advances outstanding is $1,944,606 and $1,672,681, respectively, and are recorded under 'Related party notes payable, current portion' on the balance sheets. In relation to these advances, the Company has recognized an aggregate $199,783 and $279,189 in accrued interest as of December 31, 2019 and 2018, respectively. During 2018, the Company's CEO incurred various tax liabilities and related costs/fees associated with loans made to the Company. Those fees, totaling roughly $239,000, were passed through to the Company and have been recognized as financing costs associated with the related party advances. Given the on-demand terms of the advances, the full amounts were recognized as interest expense during the year ended December 31, 2018.

Beginning in 2013, and continuing during the years ended December 31, 2019 and 2018, a separate officer of the Company advanced funds for operations. These advances bear interest at a rate of 6% per annum. At December 31, 2019 and 2018, the amount of advances outstanding is $824,454 and $825,734, respectively, and are recorded under 'Related party notes payable, current portion' on the balance sheets. In relation to these advances, the Company has recognized an aggregate $248,804 and $298,310 in accrued interest as of December 31, 2019 and 2018, respectively. As of December 31, 2019, the Company also had a receivable from this same officer in the amount of $3,587, related to a reimbursement for a personal credit card payment.

During the year ended December 31, 2018, a family member of an officer and shareholder of the Company loaned funds to the Company. The loan advanced to the Company matures January 31, 2020 and bears interest at a rate of 6% per annum. At December 31, 2019 and 2018, the amount of advances outstanding is $50,000 and $50,000, respectively, and are recorded under 'Related party notes payable, current portion' and 'Related party notes payable' on the balance sheets.

The Company also utilizes an Indonesian entity for professional and development contractors, which is managed by a family member of one of the Company's founding officers. Through mid-2019, the related party family member was compensated roughly $1,000 per month for services.

The Company's CEO and CTO (founding officers, husband and wife) have employment agreements with the Company in perpetuity, which stipulate that each of them will receive an initial base salary of $150,000 (as finances permit), which will increase to $250,000 as time goes on. As of December 31, 2019, the Company has not had adequate financing to enable payment of officer salaries and no accruals have been made during the years ended December 31, 2019 and 2018, and there is no expectation of repayment until adequate financing is achieved. During 2020, the Company's CTO began taking regular payroll.

**NOTE 4 – NOTES PAYABLE**

The Company issued two convertible notes payable for cash proceeds of $45,000 during 2018. The securities are all convertible into common shares of the Company. One of the of the securities, totaling $20,000, had initial maturity 6 months from the date of issuance, bears an interest rate of 6% per annum and may be converted as of the Company's valuation round upon which the Company receives a maximum valuation of $5,000,000. The note will be converted at a 30% discount to the priced financing round with a maximum valuation of $5,000,000. The maturity date of this loan was later extended to September 25, 2023 and had its conversion price changed to $9.59 per share.

The second security issued in 2018, totaling $25,000, matures September 25, 2023, bears an interest rate of 6% per annum and may be converted upon the following:

1. If the Company consummates a financing event in which the Company receives cash of no less than $1,000,000 for the sale of the Company's equity securities, the outstanding principal amount plus accrued but unpaid interest will be automatically be converted into shares of common stock of the Company at a price of $9.59 per share.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the outstanding principal amount plus accrued but unpaid interest will be automatically be converted into shares of common stock of the Company at a price of $9.59 per share.

One note payable issued in 2018 to the same investor, totaling $15,000, initially matured on November 7, 2018 and bears an interest rate of 6% per annum. This note was subsequently amended to mature on September 25, 2023 and to be convertible at a rate of $9.59 per share.

The Company has three additional convertible notes issued prior to 2018 outstanding as of December 31, 2019 and 2018 totaling $225,000. One note is past its noted maturity date and is convertible at a future date based on varying conversion terms outlined in each convertible note agreement and the other notes are payable upon demand and will convert upon a qualified financing event.

A final note payable issued in 2018, totaling $20,000, matured December 9, 2018 and bears an interest rate of 6% per annum.

The Company recognized aggregate interest expense of $151,821 and $150,445 on all outstanding notes payable, convertible notes and related party debt during the years ended December 31, 2019 and 2018, respectively. Accrued interest related to these outstanding debt instruments total $645,299 and $497,854 as of December 31, 2019 and 2018, respectively.

Other than the three notes totaling $60,000 that are due in September 2023, all of the Company's outstanding debt is due on demand, has no set repayment schedules, and has been classified as current as of December 31, 2019.

**NOTE 5 – COMMON STOCK**

At both December 31, 2019 and 2018, the Company has 1,000,000, $.01 par value, shares of common stock authorized, with 100,000 shares issued and outstanding to three individuals. There were no common stock transactions during the two years ending December 31, 2019.

**NOTE 6 – STOCK OPTIONS**

During 2015, the Company executed the Carii, Inc. 2015 Equity Incentive Plan, which reserved 30,000 common shares to be issued in the form of stock options, stock appreciation rights, or restricted stock. The Company has also reserved an aggregate 482,726 shares for future issuances of other stock options, restricted stock units, and shares issuable upon conversion of debt.  No options, restricted stock units, or other equity have been granted and no instruments have been issued under the 2015 Equity Incentive Plan as of December 31, 2019.

**NOTE 7 – SUBSEQUENT EVENTS**

Subsequent Events

The Company has evaluated subsequent events through November 20, 2020, the date these financial statements were available to be issued.

In May 2020, the Company received loan proceeds of $14,487 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The PPP Loan, which was in the form of a promissory note, dated April 26, 2020, between the Company and WebBank, as the lender, matures on April 26, 2022, bears interest at a fixed rate of 1% per annum, and is payable in monthly installments of $815.27 beginning after a six month deferment period.

In June 2020 the Company borrowed $51,600 from a U.S. Small Business Administration (the "SBA") loan program. The loan has an interest rate of 3.75% per annum and requires installment payments of $252 monthly, beginning 12 months after the date of the note over a term of thirty years. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA.